EXHIBIT 99.1

Alvarion (in Receivership) Requests the Court to Approve an Improved Proposal From Valley Telecom to Acquire the Company and Its Assets

ROSH HAYAIN, Israel, Aug. 29, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in Receivership) (Nasdaq:ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that Mr. Yoav Kfir, the court-appointed Receiver, submitted an urgent motion to the District Court of Tel Aviv – Yaffo requesting the Court to approve a revised proposal from Valley Telecom Ltd. to acquire the Company and its assets.

Following the motion submitted by the Receiver on August 25, 2013, requesting the Court to approve the sale of certain assets and a controlling interest of the Company to Valley Telecom, the Receiver received revised proposals from certain bidders and consequently conducted another round of negotiations with these bidders for the Company and its assets. As a result of these negotiations, Valley Telecom submitted a revised proposal to pay a minimum of NIS 20.75 million (approximately $5.8 million) for all of the Company's assets and, should a creditors' settlement be approved, at least 75% of the Company's outstanding ordinary shares, as well as additional contingent payments.

In particular, Valley Telecom will make the following payments:

  NIS 12 million payable in two installments by September 30, 2013.

  A minimum of NIS 6.25 million payable in four installments between November 30, 2013 and May 30, 2014.

  NIS 2.5 million for the Company's patents payable at the end of 2013. In the event the patents are further sold in the the next two years the Receiver shall be entitled to 50% of the net proceeds of such sale.

  Additional amounts derived from the realization of Company's assets, inventory and accounts receivables in the two-year period commencing from the Court's approval. In the event a creditors' settlement is not approved, the NIS 6.25 million referred to above shall be credited against this payment.

In addition, under the terms of this proposal, Valley Telecom will assume the management and financing of the Company's operations commencing on September 15, 2013.  Valley Telecom will also receive newly-issued shares representing at least 75% of the Company's outstanding ordinary shares should a creditors' settlement be approved. Similar to its previous proposal, Valley Telcom proposes that the Receiver will receive newly-issued shares representing 15% of the Company's outstanding ordinary shares, while the Company's existing ordinary shares will be diluted to represent a maximum of 10% of the Company's outstanding ordinary shares.

Valley Telecom provided bank guarantees totaling NIS 1.8 million in connection with this proposal.

In its motion, the Receiver is asking the Court to approve this new proposal, or alternatively schedule an immediate hearing on the matter for the coming days.

Execution of an agreement in respect of this proposal is subject to certain conditions, including, but not limited to, the Court's approval and regulatory approvals.

About Alvarion

Alvarion Ltd. (in Receivership) (Nasdaq:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties, including without limitation: the process and outcome of the receivership, including the ability to consummate a sale of the Company and/or its assets; the ability to obtain the Court's approval with respect to motions in the receivership, including approval of any proposed sale of the Company and/or its assets; risks associated with third-party motions to the Court in connection with the receivership; the potential effects of the receivership on the Company's liquidity or results of operations; the Company's ability to maintain contracts that are critical to its operations, to obtain and maintain normal terms with customers, suppliers and service providers and to retain key executives, managers and employees; changes in external market factors; changes in the Company's business or strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F as well as in other filings with the SEC. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements.  Furthermore, the Company cautions that any trading in its ordinary shares while the Company operates under receivership is highly speculative and poses substantial risks. The Company expects that following the approval by the Court of any definitive agreement to buy the Company and/or its assets, which may or may not be granted, current shareholders may be significantly diluted. As a result, the Company believes that its currently outstanding ordinary shares have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Avi Stern, CFO
         avi.stern@alvarion.com

         Elana Holzman, VP IR
         elana.holzman@alvarion.com